[BC Letterhead]
October 30, 2007
Via EDGAR and By Courier
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-3561

Attention:	Max A. Webb Assistant Director

Re:	Gulfstream International Group, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed October 3, 2007 File No. 333-144363
Dear Mr. Webb:
               We are writing this letter on behalf of Gulfstream International Group, Inc. (the “Company” or the “Registrant”) in response to the letter of the Staff of the Commission (the “Staff”) dated October 19, 2007 regarding the above-referenced filing.
               This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. We are enclosing a copy of the Pre-Effective Amendment No. 2 to the Registration Statement, together with a copy which is marked to show the changes from the previous filing.
General
1.	We note your response to prior comment 3 and the statement that you conducted your operations under an OFAC license until 2003, at which time you transferred the Cuba charter operation to GAC. Advise us if licenses are required for Gulfstream’s Cuba-related operations and, if so, whether Gulfstream has since 2003 maintained licenses for the Cuba-related operations, which include providing GAC the “use of its aircraft, flight crews, the Gulfstream name, insurance, and service personnel, including passenger, ground handling, security, and administrative.”

Response:
               Gulfstream International Airlines, Inc. (“Gulfstream”), like Gulfstream Air Charter, Inc. (“GAC”), has a Carrier Service Provider (“CSP”) license (C-13293) and a Travel Service Provider (“TSP”) license (C-51063) from the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury. Gulfstream has held CSP and TSP authorization from OFAC since 1990 and continues to hold these licenses today.

          As noted in the Company’s letter dated October 3, 2007, Gulfstream is no longer arranging charter flights to Cuba as a direct air carrier. Instead, it is operating passenger charter flights on behalf of and pursuant to a charter agreement with GAC, an indirect air carrier that has its own CSP license. OFAC allows direct air carriers (such as Gulfstream) to operate charter flights to and from Cuba — without obtaining CSP licenses — when the direct air carriers are providing air transportation services under agreement with indirect air carriers that have such licenses. In this particular case, because GAC has the required CSP license (which authorizes GAC to contract with U.S. and foreign air carriers to operate charter flights to Cuba), Gulfstream does not need to use its currently effective licenses.
          It should be noted that Gulfstream has not authorized GAC to use its name “Gulfstream International Airlines.” GAC must use its own name with respect to the charter services it is offering under the CSP and TSP licenses. Under U.S. Department of Transportation (“DOT”) regulations, however, GAC must ensure that all advertisements of its public charter flights identify the complete air carrier name. GAC complies with the DOT regulations and makes sure that all advertisements (in any medium) identify both GAC’s name and Gulfstream’s name.
2.	Please expand your response to prior comment 3 to briefly describe your regulatory compliance programs that cover operations and contacts associated with Cuba.

Response:
     With the assistance of counsel, the Company has developed detailed procedures to ensure compliance with regulations of the Office of Foreign Assets Control (“OFAC”), including Circular 2006.
     I. CSP Compliance Program
     The Company’s “CSP Compliance Program” consists of written procedures that the Company must follow in connection with its Carrier Service Provider (“CSP”) services. The OFAC requires that the Company implement these procedures to ensure that all customers (in this case, the Travel Service Providers) comply with the Cuban Assets Control Regulations (the “Regulations”) and with the procedural and substantive rules set forth in Circular 2006.
     The Company has established procedures for (a) verifying that OFAC has authorized the Travel Service Providers (“TSPs”) to provide Cuba travel services, (b) reviewing the information TSPs have submitted to the Company for the purpose of booking reservations for Licensed Travelers on the authorized Charter Flights, (c) receiving and remitting payment to Cuba for authorized carrier services, and (d) reporting transactions and maintaining records. These procedures are mandatory. All employees must comply with this compliance program.
     II. TSP Compliance Program
     The Company’s “TSP Compliance Program” consists of written procedures that the Company must follow in connection with its Travel Service Provider (“TSP”) services. OFAC requires that the Company implement these procedures to ensure that all customers comply with the Cuban Assets Control Regulations (the “Regulations”) and that all employees comply with the Regulations and the procedural and substantive rules set forth in Circular 2006.
     Pursuant to the program, the Company has established procedures for (a) verifying that other travel agencies have Travel Service Provider licenses and (b) verifying that the customers qualify for travel to Cuba and therefore are “Licensed Travelers” (c) receiving and remitting payment to Cuba for authorized travel related services, and (d) reporting transactions and maintaining records. These procedures are mandatory. All employees must comply with this compliance program.

Prospectus Summary
3.	Reference is made to the last paragraph on page 1. Please revise your disclosure to indicate that your revenue and net income amounts for fiscal 2006 are on a pro forma basis.

Response:
          The Company has revised the relevant disclosure to indicate that revenue and net income amounts for fiscal 2006 are on a pro forma basis.
Risk Factors, page 8
4.	Reference is made to the first paragraph on page 19. Please correct your statement that the 210,324 shares of common stock were issuable upon exercise of stock option outstanding as of October 1, 2007, at an exercise price of $5 per share rather than “at an exercise price equal to the public offering price of this offering....”

Response:
          The Company has revised its disclosure to state that the relevant shares of common stock were issuable at an exercise price of $5 per share.
Management’s Discussion and Analysis, page 28
5.	Please revise your Results of Operations section to include an introductory paragraph which explains that the results of operations for the periods ended June 30 and December 31, 2006 are presented on a pro forma basis and that the predecessor and successor entities are not comparable due to the change in basis resulting from the acquisition transaction. Further, your statement should also address the fact that such presentation does not comply with generally accepted accounting principles and is being made solely to explain changes in results of operations for the periods presented in the financial statements. Additionally, any changes in results of operations resulted from the acquisition transaction (i.e. increased depreciation and amortization, increased interest expense, etc.) should be clearly explained and quantified in your narrative.

Response:
          In response to the Staff’s comment, the Company has revised its disclosure.

6.	Further, revise your table on page 33 with respect to Airline Operating Expenses to clearly indicate that information provided for the six months ended June 30, 2006 is on a pro forma basis. We do not consider your current presentation to be acceptable.

Response:

In response to the Staff’s comment, the Company has revised its disclosure.
Debt and Other Contractual Obligations, page 41
7.	We note your response to our prior comment 20 and your revised disclosure on page 42. In this regard, please also quantify the impact to your future operations if the lease associated with your maintenance hanger is not renewed.

Response:

In response to the Staff’s comment, the Company has revised its disclosure.
Critical Accounting Policies
Stock-Based Compensation, page 45
8.	Along with your revised disclosure on page 45, please also provide the following information as previously requested and outlined in paragraph 182 of the AICPA’s Audit and Accounting Practice Aid “Valuation of Privately- Held-Company Equity Securities Issued as Compensation:”
•	A discussion of each significant factor contributing to the difference between the fair value of the underlying common stock of your stock options as of the date of each grant and the estimated IPO price

•	The reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist
          Response:
          In response to the Staff’s comment, the Company has revised its disclosure.
Unaudited Pro Forma Financial Statements, page P-1
9.	Reference is made to footnote (4) on pages P-2 and P-4. Please revise your disclosures to show your calculation of the pro forma interest expense adjustment, including any amortization of deferred issue costs and debt discounts for each of the respective periods.

Response:

     In response to the Staff’s comment, the Company has revised its disclosures relating to the pro forma interest expense adjustment including deferred debt costs and debt discount.
10.	We note your response to our prior comment 13, but do not believe you have been fully responsive. In this regard, we note that for purposes of estimating the pro forma weighted average shares outstanding for the six months period ended June 30, 2006 you used the actual weighted average shares for the 2007 period. Your pro forma weighted average shares for the six month ended June 30, 2006 should not include equity securities issued subsequent to June 30, 2006 unless they were issued as part of the acquisition of Gulfstream and the Academy (the transaction that the pro forma information is giving effect to). Please revise accordingly.

Response:
          In response to the Staff’s comment, the Company has revised its calculation of pro forma weighted average shares outstanding for the six months ended June 30, 2006.
11.	Additionally, your method and assumptions should be clearly disclosed with enough detail so a reader can determine how the pro forma basic and diluted weighted average shares outstanding for the six months period ended June 30, 2006 and year ended December 31, 2006 are calculated. Please revise your disclosure accordingly.

Response:
          In response to the Staff’s comment, the Company has revised its disclosures of how pro forma basic and diluted weighted average shares outstanding for the six months ended June 30, 2006 and the year ended December 31, 2006 were calculated.
12.	Reference is made to footnote 6 for the year ended December 31, 2006 on page P-4. Please tell us why the actual dilutive effect of warrants issued with subordinated debentures of 35,846 is greater than the pro forma amount of 27,113. It would appear if the pro forma amount is reflecting these warrants outstanding as of January 1, 2006 rather than as of March 14, 2006 (as reflected in the actual amount) that the pro forma effect should be greater. As part of your response please address this inconsistency.

Response:
          In response to the Staff’s comment, the Company has revised its calculation of diluted weighted average shares for the six months ended June 30, 2006 and the year ended December 31, 2006. See response to Comment 14.
13.	Reference is made to footnote 6 on page P-3 and P-4. Please disclose and tell us why the actual and pro forma dilutive effect of the stock options for the period ended June 30, 2006 is greater than that of the year ended December 31, 2006. It would appear, since the year ended December 31, 2006 is a longer period of time than the six month period ended June 30, 2006, that the actual and pro forma dilutive effect of the stock options for the fiscal year ended December 31, 2006 should be greater than that of the period ended June 30, 2006. Please advise or revise accordingly.

Response:
          In response to the Staff’s comment, the Company has revised its calculation of diluted weighted average shares for the six months ended June 30, 2006 and the year ended December 31, 2006. See response to Comment 14.
14.	Reference is made to footnote 6 and page P-3 and P-4. Please explain and disclose why you reflect a dilutive effect related to stock options and warrants (i.e. options and warrants were in the money) when, based on your response to our prior comment 33, your common stock was valued at $5 per share at each reporting date, which equals the strike price of all stock options and warrants outstanding at each reporting date. Please advise or revise accordingly. Similarly, tell us and revise the disclosures to your financial statements for the year ended December 31, 2006 and six month ended June 30, 2007 to address the reason(s) for the dilutive effect of the stock options and warrants when the strike prices were equal to the fair market value of the common stock at each reporting date.

Response:
          In response to the Staff’s comment, the Company has revised its calculation of diluted weighted average shares for the six months ended June 30, 2006 and 2007 and the year ended December 31, 2006. As a result of the revised calculations, there is no dilutive effect for either the options or warrants.
15.	We note your response to our prior comment 14 and do not agree with your response. Since you will be using the proceeds of the offering transaction to redeemed $3.3 million 12% subordinated debentures, which are significant to your financial statements, we believe that you should revise your filing to provide the revised disclosures specified in our prior comment 14, as previously requested.

Response:
          In response to the Staff’s comment, the Company has revised its calculation of pro forma weighted average shares for the six months ended June 30, 2006 and 2007 and the year ended December 31, 2006. The Company plans to redeem the $3.32 million subordinated debentures issued as part of the financing of the acquisition with proceeds from the offering. The issuance of 472,262 shares of common stock needed to redeem the subordinated debentures was given effect as if it occurred on January 1, 2006.
Financial Statements
December 31, 2004, 2005 and 2005
General

16.	We note from your revised consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 that several numbers were revised and changed from your previously filed balance sheet (i.e. prepaid expenses, deferred tax assets, account payable and accrued expenses, engine return liabilities —current and long-term, additional paid-in capital and retain earnings) and statements of operations (i.e. maintenance and provision for income taxes). In this regard, please provide us with a table which summarizes each change, supported with footnote disclosure describing the nature and the extent of the change. Also, tell us why you did not consider these changes errors, supported with your facts and circumstances. If these are financial statement errors, please revise the notes to your financial statements in accordance with paragraph 37 of APBO No. 20 or paragraph 26 of SFAS No. 154, as applicable, to accurately disclose the nature and extent of the error that was made in the financial statements. We may have further comment after receipt of your response.

Response:
          In response to the Staff’s comment, the Company has included a schedule (attached hereto as Exhibit A) of changes by year. In addition, the Company has revised its disclosures by including a footnote discussing the restatements of the various years.

Note 1. Nature of Operations and Summary of Significant Accounting Policies
Cash and Cash Equivalents, page F-16.
17.	We note your response to our prior comment 55. In this regard, please disclose the reason why the amounts in excess of FDIC limits are greater than that of your cash balance, similar to your response to our prior comment 55.

Response:
          In response to the Staff’s comment, the Company has revised its disclosure relating to cash and cash equivalents.
Revenue Recognition, page F-17
18.	We note your response to our prior comment 57 and your revised disclosure on page F-17, but do not believe you have been fully responsive to our prior comment 57. In this regard, we note that your passenger revenue recognition policy has changed, and that you recognize passenger revenue as it is reported to the Company through Continental. We expect and it is required that you recognized revenue in accordance with SAB 104 and disclose how your revenue recognition policy adheres to this guidance, which includes describing your policy on adjustments that relate to differences between statistical estimates of certain revenue transactions and the related sales price, as well as refunds, exchanges, interline transactions and other items for which final settlement occurs in periods subsequent to the sale of the related tickets at amounts other than original sales prices. Your broad statement that you “recognize revenue as it is reported to the Company through Continental” does not disclose how this revenue recognition policy is in accordance with SAB 104 and other relevant U.S. GAAP guidance. Please revise accordingly.

Response:
          In response to the Staff’s comment, the Company has revised its disclosure with respect to revenue recognition.
Frequent Flyer Awards, page F-18
19.	We note your response to our prior comment 58. In this regard, please enhance your disclosure and describe from whom you receive the revenue related to these redeemed travel awards and how the related sales price is determined, similar to your response to our prior comment 58.

Response:
          In response to the Staff’s comment, the Company has revised its disclosure with respect to frequent flyer awards.

Note 2. Acquisition, page F-21
20.	We note your response to our prior comment 61, but do not believe you have been fully responsive. In this regard, as previously requested, please disclose in your filing the factors that contributed to a purchase price that significantly exceeded the fair value of the assets and liabilities acquired in this acquisition, which resulted in significant amounts of goodwill. Refer to paragraph 51(b) of SPAS No. 141 for guidance.

Response:
          In response to the Staff’s comment, the Company has revised its disclosure in Note 2.
Note 9. Engine Return Liability, page F-26
21.	We note from your disclosure that you expect to pay approximately $5,800,000 for work not covered by the engine services agreement. In this regard, we noticed that you increased your engine return liability balance by $800,000 from the balance that was previously reported as of December 31, 2006, and did not charge this amount to your statement of operations for the year ended December 31, 2006. It appears from your revised financial statements that you allocated the $800,000 between all predecessor periods presented in your statements of operations. Please explain to us and disclose your basis for your accounting treatment associated with the $800,000 excess liability. Also, tell us when you were made aware of this excess liability. We may have further comment after receipt of your response.

Response:
          In response to the Staff’s comment, the Company has revised its disclosure in Note 9.
Note 13 Stock Options, page F-29
22.	Reference is made to your revised disclosure on page F-29. Along with your revised stock options disclosure on page F-29, please also provide the following information as previously requested and outlined in paragraph 179 of the AICPA’s Audit and Accounting Practice Aid “Valuation of Privately- Held-Company Equity Securities Issued as Compensation;”
•	Disclose the fair value of the underlying common stock at each stock option grant date

•	Whether the valuation used to determine the fair value of the common stock was contemporaneous or retrospective

•	If the valuation specialist was a related party, a statement indicating that fact
          Response:

          In response to the Staff’s comment, the Company has revised its disclosure in Note 13.
23.	Please also provide the aforementioned disclosures for your interim period ended June 30, 2007 in the notes to your interim financial statements.

Response:
          In response to the Staff’s comment, the Company has revised its disclosure in the notes to the interim financial statements.
Note 17. Related-Party Transactions, page F-33
24.	We note your response to our prior comment 74. In this regard, we note that GIA receives a fee equal to 75% of the net income generated by GAC and provides most services for GAC to operate in its line of business. Please tell us how you evaluated or evaluate your relationship with GAC for purposes of considering the impact of FIN 46(R). It appears the GAC may qualify as a variable interest entity and since it appears that you receive the majority of net income generated by GAC or the expected residual returns, you may be considered the primary beneficiary, which may require you to consolidate GAC as outlined in FIN 46(R). Please advise accordingly. Also please tell us and disclose what your expenses / costs incurred were (for each period presented) for providing aircraft, flight crews, the Gulfstream name, insurance, service personal, and any other services to GAC. We may have further comment upon receipt of your response.

Response:
          The following analysis and conclusion relates to the applicability of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, (“FIN 46”) to the accounting by the Company of the contractual interest of its wholly-owned subsidiary, Gulfstream, in the Cuba charter business (“Cuba Charter”) operated by GAC.
          In the Company’s opinion, compliance with the consolidation or disclosure requirements of FIN 46 as it relates to Cuba Charter would not materially impact the consolidated financial statements of the Company. Therefore, it is the Company’s conclusion that further consideration of FIN 46 is unnecessary. This conclusion is based on the following financial information as it relates to the Company, as reported, and Cuba Charter:

			Registrant and Cuba	Cuba Charter
	Registrant As		Charter	as % of
	Reported (1)	Cuba Charter	Consolidated	Consolidated

	(in thousands)
June 30, 2007 (pro forma)
Assets	$40,954	$978	41,932	2.3%
Liabilities	29,404	831	30,235	2.7%
Stockholders equity	11,550	147	11,697	1.3%
Operating revenue	60,832	3,377	64,209	5.3%
Operating expense	55,302	2,880	58,182	4.9%
Net income	3,536	—	3,536	0.0%

2006 (pro forma)
Assets	36,980	1,265	38,245	3.3%
Liabilities	28,954	833	29,787	2.8%
Stockholders equity	8,026	432	8,458	5.1%
Operating revenue	104,168	6,229	110,397	5.6%
Operating expense	102,271	5,044	107,315	4.7%
Net income	987	—	987	0.0%

2005
Assets	23,601	1,136	24,737	4.6%
Liabilities	26,757	984	27,741	3.5%
Stockholders equity	(3,156)	151	(3,005)	5.0%
Operating revenue	91,515	3,858	95,373	4.0%
Operating expense	90,597	3,309	93,906	3.5%
Net income	700	—	700	0.0%

2004
Assets	19,975	658	20,633	3.2%
Liabilities	22,153	696	22,849	3.0%
Stockholders equity	(2,178)	(38)	(2,216)	1.7%
Operating revenue	71,903	4,537	76,440	5.9%
Operating expense	70,307	4,103	74,410	5.5%
Net income	1,843	—	1,843	0.0%

(1)	Adjusted to exclude Cuba Charter profit from operating revenue.
          The balance sheet items for all periods presented above for Cuba Charter are comprised of cash and cash equivalents, trade accounts receivable, deposits, accounts payable and accrued expenses, and amounts payable to Gulfstream, the latter of which amounted to approximately $600,000 as of December 31, 2006. The consolidated assets and liabilities noted above for all periods have not been reduced for the elimination of intercompany receivable and payable balances between the Company and Cuba Charter on a consolidated basis.
* * *

If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at 314-259-2439, C. Brendan Johnson at 314-259-2438, or Donald E. Figliulo at 312-602-5025, or any of us by fax at 312-602-5050.
Very truly yours,
/s/ Melanie P. Rheinecker

Melanie P. Rheinecker

cc:	Jeffrey Jaramillo
Securities and Exchange Commission
Jean Yu
Securities and Exchange Commission
Jason Wynn
Securities and Exchange Commission
David Hackett
Gulfstream International Group, Inc.
Robert Brown
Gulfstream International Group, Inc.
John Guttilla
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Exhibit A
See attached.